UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35296

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Farmers National Bank 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Farmers National Banc Corp.

20 South Broad Street

Canfield, Ohio 44406

Farmers National Bank 401(k) Retirement Savings Plan

Financial Statements

As December 31, 2022 and 2021 and for the Year Ended December 31, 2022

Supplemental Schedule

As of December 31, 2022

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

CONTENTS

Report of Independent Registered Accounting Firm (Crowe LLP)	2 - 3

Report of Independent Registered Accounting Firm (CliftonLarsonAllen LLP)	4

Financial Statements

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7 - 15

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16 - 17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Plan Participants

Farmers National Bank 401(k) Retirement Savings Plan

Canfield, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Farmers National Bank 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2022, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2023.

New York, New York

June 29, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Plan Participants

Farmers National Bank 401(k) Retirement Savings Plan

Canfield, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Farmers National Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Farmers National Bank 401(k) Retirement Savings Plan as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CliftonLarsonAllen LLP

We served as the Plan’s auditor in 2022.

Milwaukee, Wisconsin

June 29, 2022

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2022 AND 2021

	2022	2021
INVESTMENTS, AT FAIR VALUE
Registered investment companies	$40,992,842	$40,997,000
Farmers National Banc Corp. Common Stock	3,705,074	1,732,135

	44,697,916	42,729,135

FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT AT CONTRACT VALUE	5,914,305	3,449,193
RECEIVABLES
Contributions receivable companies’	35,830	31,930
Notes receivable from participants	77,570	6,116

	113,400	38,046
TOTAL ASSETS	50,725,621	46,216,374
LIABILITIES
Excess contributions payable	92,236	61,670

NET ASSETS AVAILABLE FOR BENEFITS	$50,633,385	$46,154,704

The accompanying notes are an integral part of these financial statements.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2022

2022
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Interest and dividends	1,364,032

Total Investment income	1,364,032

Other income	4,643

Contributions
Participants’	2,613,814
Companies’	916,267
Participants’ Rollovers	390,950

3,921,031

Total additions	5,289,706

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	$12,167,043
Benefits paid to participants	9,159,342
Administrative expense	74,051

Total deductions	21,400,436

NET DECREASE PRIOR TO MERGER	(16,110,730)
Plan Merger (See Note 1)	20,589,411
NET INCREASE	4,478,681
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	46,154,704

END OF YEAR	$50,633,385

The accompanying notes are an integral part of these financial statements.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2022 And 2021

1.	Plan Description

The following brief description of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. The Plan covers eligible employees from Farmers National Bank of Canfield, Farmers Trust Company, Farmers National Insurance LLC and effective November 1, 2021, The Cortland Savings & Banking Company (collectively, the Companies). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a single employer defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employees are eligible to participate in the Plan and receive employer matching and discretionary contributions when they are age 21 or older and have completed 60 days of service. Plan entry dates are the first of the month coinciding with or next following the date the employee satisfies eligibility requirements.

Trustee

Farmers Trust Company is the Trustee of record for the Plan. Farmers Trust Company is an affiliate of the Holding Company.

Contributions

A participant may contribute, through payroll reductions, from 1% to 100% of their compensation to the Plan on a pre-tax basis and/or Roth contributions, up to the maximum dollar amount allowed by law (plus catch-up contributions as defined by the Plan document). Participants may also make rollover contributions to the Plan from other qualified defined benefit or defined contribution plans.

The Plan permits matching contributions, discretionary contributions, qualified non-elective contributions (QNEC) and qualified matching contributions (QMAC) by the Companies. The Companies match 50% of the first 6% of compensation that the participant contributes to the Plan. The Companies do not match catch-up contributions. Employer matching contributions totaled $916,267 for the Plan year ended 2022. During the year ended December 31, 2022, the Companies did not make any discretionary contributions, QNEC, or QMAC.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Companies’ allocation of discretionary employer contributions, matching contributions, and any earnings (loss) thereon, and charged with an allocation of administrative expenses. Discretionary contributions are allocated as a percentage of compensation of eligible participants for the Plan year. Allocations of the earnings (loss) and expenses are based on the participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2020 And 2021

1.	Plan Description (continued)

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Companies’ matching and discretionary contributions is based on years of continuous service according to the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Forfeited Accounts

Forfeited nonvested accounts totaled $22,504 and $35,133 at December 31, 2022 and 2021, respectively. Forfeitures may be used to reduce the Companies’ matching contributions to the Plan, restore participants’ forfeitures, be added to the Companies’ matching contributions or used to offset Plan expenses as defined by the Plan document. During 2022, forfeitures of $34,419 were used to reduce the Companies’ matching contributions, and no forfeitures were reallocated to participants in the Plan.

Investment Options

Upon enrollment in the Plan, participants may direct contributions to their accounts into various investment options offered by the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement, or separation of service, a participant may elect to receive installment payments or a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants may also elect to receive periodic payments through a life annuity equal to the value of the participant’s vested interest in his or her account. Upon proven financial hardship, participants may elect to receive a distribution equal to the value of their deferral contributions plus rollovers.

Plan Merger

On November 1, 2021, Cortland Bancorp (“Cortland”) merged with and into the Farmers National Bank of Canfield, pursuant to the Agreement and Plan of Merger by and among Cortland Bancorp and Farmers National Banc Corp (“Farmers”). At that time, the common shares of Cortland in the Cortland ER Stock Fund, were exchanged for a combination of Farmers common shares and cash. Cash received in the exchange was used to purchase additional shares of Farmers to the extent required by the ER Stock Fund operating agreement.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2022 And 2021

1.	Plan Description (continued)

Also pursuant to the terms of the June 22, 2021 Merger Agreement, the Cortland Savings and Banking Company 401(k) Plan was merged into the Farmers National Bank 401(k) Retirement Savings Plan effective January 11, 2022, whereby all investments in the plan were liquidated and funds reinvested in the investment funds available in the Farmers’ Plan. All Plan assets were transferred to the Farmers National Bank 401(k) Retirement Savings Plan on January 11, 2022.

Administrative Expenses

The Plan allows administrative expenses to be paid either by the Plan or the Companies, at the discretion of the Companies. During the year ended December 31, 2022, administrative expenses paid by the Plan were $74,051. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (GAAP).

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals, wrapper fees, and administrative expenses.

Investment Valuation and Income Recognition

Investments are reported at fair value, except for fully benefit-responsive investment contracts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on the investments purchased and sold, as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2022 And 2021

2.	Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Subsequent Events

The Plan evaluated subsequent events through the date of the Independent Registered Public Accounting Firm’s Report, the date these financial statements were issued. On January 1, 2023, Farmers National Bank of Emlenton merged into Farmers National Bank of Canfield. Employees of Farmers National Bank of Emlenton became Farmers of Canfield employees, and therefore Plan participants, effective January 1, 2023. There were two additional subsequent events to the Plan that become effective July 1, 2023. The minimum age and/or service requirements that you must satisfy to be eligible for contributions under the Plan will be at least age 18 years of age and be employee for at least 60 days, and, participant loans will be available to Participants and Beneficiaries who are parties-in-interest to the Plan.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. Interest income of $4,643 and $148 for 2022 and 2021, respectively, has been recorded as other income in the accompanying Statements of Changes in Net Assets Available for Benefits. Notes receivable will again be available to participants as described above.

3.	Fair Value Measurement

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. It applies to fair value measurements already recognized or permitted by existing standards. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs used in valuation models (Level 3 measurements).

The three levels of the fair value hierarchy under GAAP are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets. Level 2 inputs include those other than quoted prices that are observable for the asset or liability. Level 2 inputs are derived principally from, or are corroborated by, observable market data by correlation or other means. If the asset or liability has a specified term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2022 And 2021

3.	Fair Value Measurement (continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Registered investment companies and common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022:

	Level 1	Total
Registered investment companies	$40,992,842	$40,992,842
Parent Company common stock	3,705,074	3,705,074

Total assets at fair value	$44,697,916	$44,697,916

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021:

	Level 1	Total
Registered investment companies	$40,997,000	$40,997,000
Parent Company common stock	1,732,135	1,732,135

Total assets at fair value	$42,729,135	$42,729,135

The Plan’s investment in AB Large Cap Growth Z totaling $4,953,713 and $5,333,634 as of December 31, 2022 and 2021, respectively, represented a concentration equal to or greater than 10% of the Plan’s net assets available for benefits for the year ended December 31, 2021, but was less than 10% for the year ended December 31, 2022. The Plan’s investment in the Fidelity 500 index totaling $6,989,947 and $8,165,353 as of December 31, 2022 and 2021, respectively, represents a concentration equal to or greater than 10% of the Plan’s net assets available for benefits.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2022 And 2021

4.	Guaranteed Investment Contract

The Plan is invested in a Guaranteed Interest Fund (the Fund), a fully benefit-responsive investment contract through Empower Annuity Insurance Company of America (formally Great-West Life & Annuity Insurance Company). The Fund invests primarily in stable value products, such as traditional guaranteed investment funds (GIFs), separate account GIFs, and synthetic GIFs.

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself. Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The contract held by the Plan is considered a traditional investment contract.

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0%. The crediting rate is reviewed on a quarterly basis for resetting. The average and actual average yield earned by the Plan were both 1.18% for the year ending December 31, 2022.

The Plan’s investment in the fully benefit-responsive investment contract totaling $5,914,305 and $3,449,193 as of December 31, 2022 and 2021, respectively, represented a concentration equal to or greater than 10% of the Plan’s net assets available for benefits for the year ended December 31, 2022, but was less than 10% for the year ended December 31, 2021.

The Plan’s ability to receive amounts due in accordance with the fully benefit-responsive investment contract is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.	The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code

2.	Premature termination of the contract

3.	Plan termination or merger

4.	Changes to the Plan’s prohibition on competing investment options

5.	Bankruptcy of plan sponsor or other plan sponsor events (for example, divestitures or spinoff of a subsidiary) that significantly affect the Plan’s normal operations.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2022 And 2021

4.	Guaranteed Investment Contract (continued)

In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

1.	An uncured violation of the Plan’s investment guidelines

2.	A breach of material obligation under the contract

3.	A material misrepresentation

4.	A material amendment to the agreements without the consent of the issuer.

The Plan’s management has no knowledge that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Distributions to the Funds’ unit holders are declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid.

5.	Tax Status

The underlying volume submitter plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated June 30, 2020 which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan has been amended since receiving the opinion letter, however the Plan sponsor believes the Plan as currently designed, is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. Plan Management believes the Plan is no longer subject to tax examinations for the years prior to 2019.

6.	Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2022 And 2021

7.	Party-In-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. Transactions within the Company stock are considered related party transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Notes receivable from participants also reflect party-in-interest transactions

Certain Plan investments are shares of a guaranteed interest fund managed by Empower Annuity Insurance Company of America, and the Plan also holds a mutual fund that is offered by Empower investments. Since these parties are service providers to the Plan, these transactions and the Plan’s payment of fees to these parties qualify as party-in-interest transactions. The Plan Administrator pays advisory fees to Farmers Trust Company, a related party affiliate to the Plan, and third party administrative (”TPA”) fees to National Associates, Inc. a subsidiary of Farmers Trust Company. Advisory fees and TPA fees amounted to $111,912 and $24,917 for 2022.

During 2022, the Plan purchased 215,512 shares and sold 46,490 shares of Farmers National Banc Corp. Common Stock. The Plan holds 262,399 shares of Farmers National Banc Corp. Common Stock at December 31, 2022 with a cost basis of $4,309,686. The Plan held 93,377 shares of Farmers National Banc Corp. Common Stock at December 31, 2021 with a cost basis of $967,711. During the year ended December 31, 2022, the Plan recorded dividend income on Farmers National Banc Corp. Common Stock of $170,267. During the year ended December 31, 2022, the Plan recorded depreciation of $1,369,036 on Farmers National Banc Corp. Common Stock.

8.	Excess Contributions Payable

In order to pass the 2022 Actual Deferral Percentage (ADP) Test, the Plan’s management elected to refund excess elective deferrals and earnings thereon to certain highly-compensated employees. The calculated amounts for 2022 and 2021 were $92,236 and $61,670, and were distributed on March 14, 2023 and March 15, 2022, respectively. These amounts have been included as excess contributions payable in the accompanying Statements of Net Assets Available for Benefits at December 31, 2022 and 2021, respectively, with a corresponding reduction to employee and employer contributions.

9.	Risks and Uncertainties

The Plan invests in various investments which are exposed to various risks such as interest rate, market, and credit risks and global events, such as pandemics, conflicts, and wars. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2022 And 2021

10.	Reconciliation of financial statements to form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2022	2021
Net assets available for benefits per financial statements	$50,633,385	$46,154,704
Add: Excess contributions payable	92,236	61,670
Less: Employer contribution receivable	(35,830)	(31,930)

Net Assets available for benefits per Form 5500	$50,689,791	$46,184,444

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

2022
Net increase in net assets available for benefits prior to merger per financial statements	$(16,110,730)
Add: Current year excess contributions payable	92,236
Less: Prior year excess contributions payable	(61,670)
Add: Prior year employer contribution receivable	31,930
Less: Current year employer contribution receivable	(35,830)

Net increase in net assets available for benefits per Form 5500	$(16,084,064)

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2022

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par, or maturity value	Cost	value
	Registered investment companies
	PIMCO	PIMCO REALPATH BLEND 2025 INST	a	$2,360,601
	PIMCO	PIMCO REALPATH BLEND 2030 INST	a	3,301,252
	PIMCO	PIMCO REALPATH BLEND 2035 INST	a	1,513,720
	PIMCO	PIMCO REALPATH BLEND 2040 INST	a	669,142
	PIMCO	PIMCO REALPATH BLEND 2045 INST	a	1,400,885
	PIMCO	PIMCO REALPATH BLEND 2050 INST	a	243,514
	PIMCO	PIMCO REALPATH BLEND 2055 INST	a	917,427
	PIMCO	PIMCO REALPATH BLEND INCOME INSTL	a	900,944
	FIDELITY INVESTMENTS	FIDELITY INTERNATIONAL ENHANCED INDEX	a	235,685
	MFS	MFS INTERNATIONAL GROWTH R6	a	2,299,653
	INVESCO	INVESCO OPPENHEIMER DEV MRKTS R6	a	662,661
	PIMCO	PIMCO COMMODITY REAL RET STRAT INSTL	a	506,795
	VANGUARD	VANGUARD REAL ESTATE INDEX ADMIRAL	a	393,317
	FIDELITY INVESTMENTS	FIDELITY SMALL CAP INDEX	a	3,149,884
	JP MORGAN	UNDISCOVERED MGRS BEH VALUE R6	a	401,968
	FIDELITY INVESTMENTS	FIDELITY MID CAP INDEX	a	2,271,642
	MFS	MFS MID CAP GROWTH R6	a	1,635,644
	ALLIANCE BERNSTEIN	AB LARGE CAP GROWTH Z	a	4,953,713
	FIDELITY INVESTMENTS	FIDELITY 500 INDEX	a	6,989,947
	JP MORGAN	JP MORGAN EQUITY INCOME R6	a	2,342,785
*	EMPOWER FUNDS	EMPOWER CORE BOND FUND INST	a	2,964,430
	JP MORGAN	JP MORGAN INCOME R6	a	759,330
	PIMCO	PIMCO INT BOND (USD-HEDGED ) INST	a	89,133
	PIMCO	PIMCO REALPATH BLEND 2060 INSTL	a	28,770

	Balance to next page			40,992,842

(Continued)

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2022

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par, or maturity value	Cost	value
	Balance from prior page			$40,992,842

*	Farmers National Banc Corp.	Farmers National Banc Corp. Common Stock	a	3,705,074

	Fully benefit-responsive investment contract

*	Empower Annuity Insurance Company of America	N/A	a	5,914,305

*	Notes receivable from participants	Interest rates of 3.25% - 4.25% with various maturities through 2038	-0-	77,570

				$50,689,791

a	The cost of participant-directed funds is not required to be disclosed
*	Parties-in-interest

See the Independent Registered Public Accounting Firm’s Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Farmers National Bank 401(k) Retirement Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Farmers National Bank 401(k) Retirement Savings Plan

By:	/s/ Mark A. Nicastro
Mark A. Nicastro
Chief Human Resources Officer
Farmers National Banc Corp.

Date:	June 29, 2023